UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2009

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 27 February, 2009

NOVOGEN LIMITED
ABN 37-063-259-754
www.novogen.com

140 Wicks Road, NORTH RYDE, NSW 2113

Telephone: 02 9878 0088

APPENDIX 4D

incorporating

INTERIM FINANCIAL REPORT

FOR THE HALF-YEAR

31 DECEMBER, 2008

             Lodged with the ASX under Listing Rule 4.2A
             This is a half-yearly report. It is to be read in conjunction with the most recent annual financial report.

Novogen Limited
Appendix 4D Specific Requirements
31 December, 2008

RESULTS FOR ANNOUNCEMENT TO THE MARKET
$‘000				$’000

Revenues from ordinary activities	down	6.6%	to	6,375

Loss from ordinary activities after tax attributable to members	down	6.8%	to	(8,960)

Net Loss for the period attributable to members	down	6.8%	to	(8,960)

The Directors do not propose to pay a dividend.

Refer to Review of Operations shown in the attached Directors’ Report for an explanation of the above disclosures.

Novogen Limited
Directors’ Report
31 December, 2008

Directors’ report for the half-year 31 December, 2008
Your Directors submit their report for the half-year ended 31 December, 2008.

Directors
The names and qualifications of the Directors that held office during the half-year and up to the date of this report, unless otherwise indicated, are as follows:-

Mr PA Johnston, Chairman and Non-Executive Director – Dip Eng (Production)
Mr C Naughton, Managing Director – BEc, LLB
Professor AJ Husband, Executive Director – PhD, DSc, FASM
Professor PJ Nestel AO, Non-Executive Director – MD, FTSE, FRACP, FAHA, FCSANZ
Mr PB Simpson, Non-Executive Director – MPharm, PhC
Mr GM Leppinus, Non-Executive Director – BEc, FCA

Review of operations

Cash Resources

At the end of December 2008, the Consolidated Group had $44.0 million in cash resources available to fund the drug development program and for ongoing business requirements.

On 29 July, 2008 the Company entered into a Share Subscription Agreement with El Coronado Holdings LLC for the placement of 4,531,633 ordinary shares at a purchase price of $1.2215 per share raising gross proceeds of approximately $5.5 million. Following the placement El Coronado Holdings LLC holds 19.9% of the Company’s issued and outstanding shares.

On 28 July, 2008 Marshall Edwards, Inc, (“MEI”) entered into a securities subscription agreement with OppenheimerFunds Inc and Novogen Limited pursuant to which MEI sold 1,700,000 and 2,908,295 shares of common stock to Oppenheimer and Novogen respectively, at a purchase price of US$2.17 per share. The aggregate proceeds to MEI from the sale of shares was US$10.0 million. The shares are registered under the Securities Act of 1933, as amended, pursuant to an effective shelf registration statement. On 30 July, 2008 MEI filed a Prospectus Supplement to the registration Statement covering the sale of shares to Oppenheimer and Novogen.

The effect of these two share issues resulted in proceeds of approximately $9.0 million to the consolidated group.

The Group has traditionally raised capital to fund its operations through the sale of equity securities to investors. Recently the financial services industry and credit markets have experienced a period of unprecedented turmoil. Although the ultimate outcome of these events cannot be predicted, we may not be able to raise the additional capital necessary, through the sale of equity securities, to finance our Group business operations and clinical trials including the OVATURE trial. The Group will continue its initiative to identify third party collaboration and /or licensing opportunities and will implement cost saving initiatives including a review of product development priorities in order to conserve cash resources.

In February 2009 the Company announced that it had implemented a number of cost reduction measures including outsourcing the scale-up manufacturing of clinical stage compounds, putting on hold the cardiovascular and anti-inflammatory programs, reducing worldwide staff numbers from 62 to 51 and implementing fee and income reductions of 20 per cent for the board and executive management. The company retains its valuable patent portfolio which has derived from its isoflavanoid technology. As the Oncology programs proceed closer to commercialisation and when financial market conditions become more favourable the Company will be in a better position to continue the development of the cardiovascular and anti-inflammatory programs.

Novogen Limited
Directors’ Report
31 December, 2008

Net Loss

The net loss attributable to members, after allocating outside equity interests, decreased by $0.6 million or 6% to $9.0 million in the six months ended 31 December, 2008 from a loss of $9.6 million in the previous corresponding period.

The net loss for the period after income tax for the consolidated group for the six months to 31 December, 2008 decreased by $1.1 million to $10.6 million from $11.7 million for the same period last year. The decrease in our net loss for the six months ended 31 December, 2008 was due to a reduction in R&D expenses in MEI relating to the manufacturing scale-up of phenoxodiol which is nearing completion and reduced expenditure relating to triphendiol following a decision to put on hold its development beyond an IND pending additional funds. These reduced expenses were partially offset by increased selling and promotional expense relating to new product launches including the weight loss product Aliten. Administrative expenses increased by $0.3 million (excluding net currency gains/losses).

Revenue

The Company earned revenue for the six months ended 31 December, 2008 of $6.4 million, a decrease of $0.4 million from $6.8 million for the same period last year.

Sales of consumer products decreased by $0.1 million to $4.4 million for the six months ended 31 December, 2008 from $4.5 million for the six months ended 31 December, 2007. The decrease was primarily due to the reduction in sales revenue of $0.1 million associated with the U.K. consumer business and the reduced sales in the Netherlands. These reductions were partially offset by increased sales in Canada and Australia.

Sales revenue in Australasia for the six months ended 31 December, 2008 increased $0.2 million to $2.6 million from $2.4 million for the same period last year due to Aliten sales following product launch and the impact of additional export sales. Sales revenue in Canada was $1.0 million for the six months ending 31 December, 2008 up from $0.9 million for the six month period last year. Sales revenue in Europe decreased by $0.4 million to $0.8 million for the six months ending 31 December, 2008 compared to $1.2 million for the same period last year due to a decline in the supplements market in the UK.

Revenue from other sources for the six months ended 31 December, 2008 reduced by $0.5 million to $1.9 million from $2.4 million for the six months ended 31 December, 2007. Other revenues were affected by lower interest receipts on cash balances following the recent reduction in interest rates

Other Income

Other income decreased by $1.6 million to nil for the six months ended 31 December, 2008 from $1.6 million for the six months ended 31 December 2007. During the six months ended 31 December 2007, other Income consisted of a net gain on disposal of the Wyong production facility which took place in October 2007.

Clinical Trial Developments

Due to the turmoil in the financial markets, the company may not be able to raise the additional capital necessary to finance Group business operations and clinical trials including the OVATURE trial.

Novogen Limited
Directors’ Report
31 December, 2008

Anti-Cancer

Phenoxodiol

Phenoxodiol is being developed by the Company’s subsidiary MEI as a chemosensitising agent in combination with platinum drugs for late stage, chemoresistant ovarian cancer and as a monotherapy for prostate and cervical cancers. Phenoxodiol is an investigational novel-acting drug that inhibits key pro-survival signalling pathways operating within cancer cells causing selective cancer cell death and increased susceptibility to drugs like platinum and taxane, to which most ovarian cancer patients become resistant in late stage disease.

OVATURE Phase III Clinical Trial

The OVATURE trial is a major multi-centre international Phase III clinical trial of orally-administered phenoxodiol in combination with carboplatin in women with advanced ovarian cancer resistant or refractory to platinum-based drugs to determine its safety and effectiveness when used in combination with carboplatin. The OVATURE trial has been approved by the US Food and Drug Administration (“FDA”) under a Special Protocol Assessment (“SPA”) program indicating that the study design, clinical endpoints and statistical analysis are acceptable to the FDA. The protocol provides for an interim analysis of the data, which, if statistically significant can be used to support a request for accelerated marketing approval. An analysis of the interim results will be possible after the targeted patient recruitment is completed and 95 patients have withdrawn from the study due to disease progression or have died.

The OVATURE trial is recruiting ovarian cancer patients whose cancer initially responded to chemotherapy but has since become resistant or refractory to traditional platinum treatment. Patients are being recruited at clinical sites across the US, UK, Europe and Australia.

In May 2008, the FDA granted a further patient recruitment extension because of the slower than expected recruitment rate.

In November 2008, a review by the Independent Data Monitoring Committee (IDMC) recommended that the OVATURE trial continue. The IDMC is responsible to ensure that patients recruited to the study are not exposed to unnecessary safety risks, that the study continues to meet its clinical objectives, and that it is run according to the required standards of Good Clinical Practice. Following a scheduled review of safety and efficacy data, the Committee recommended that the study remain open and continue as planned towards its target of 340 patients.

Triphendiol

Triphendiol (NV-196) is an investigational drug in the Marshall Edwards, Inc., oncology drug pipeline, currently being developed as an orally-delivered chemosensitising agent, intended for use in conjunction with standard chemotoxic anti-cancer drugs for the treatment of late stage pancreatic cancer, cholangiocarcinoma, and melanoma. Triphendiol was granted orphan drug status by the US Food and Drug Administration for pancreatic cancer and cholangiocarcinoma in January, 2008 and for treatment of stage IIb-IV malignant melanoma in February, 2008.

In January 2009, MEI announced that it had been granted an Investigative New Drug (IND) approval by he United States Food and Drug Administration (FDA) to undertake clinical studies with triphendiol in pancreatic and bile duct cancer as a chemosensitising agent in combination with gemcitabine.

Novogen Limited
Directors’ Report
31 December, 2008

NV-128

NV-128 is the latest promising oncology compound to be selected for development from the Company’s compound portfolio.

In contrast to phenoxodiol and triphendiol, NV-128 has been shown to induce caspase-independent DNA degradation and cancer cell death. It appears that in conjunction with autophagy induction, NV-128 induces caspase independent cell death via the AKT-mTOR pathway resulting in beclin sequestration of Bcl-2, Bax up-regulation and mitochondrial depolarisation. As a consequence, endonuclease G translocates to the nucleus where it initiates DNA degradation and cell death. This offers an opportunity for use as a monotherapy in chemoresistant cancers and enhanced efficacy against cancer targets less susceptible to phenoxodiol. The option for co-administration of combinations of these drugs is also under investigation to extend the potential therapeutic range of this unique class of oncology compounds.

In October 2008, the company announced that work performed in collaboration with a Yale University research team led by Associate Professor Gil Mor, MD, PhD, has revealed its novel mTOR inhibitor NV-128 has the potential to act against cancer stem cells in addition to rapidly proliferating cells in established solid tumours.

Published research indicates that mTOR pathways, in addition to their involvement in maintaining survival among rapidly dividing cells in established tumours, also guarantee survival in cancer stem cells. Cancer stem cells are slowly dividing undifferentiated cells with capacity to regenerate tumours rapidly after surgical or chemical removal of the tumour. These cells are now becoming recognised as the underlying mechanism by which tumours recur and metastasise after primary treatment. As such they represent a promising target by which improved cancer control may be achieved.

NV-128 has been shown to function as a potent inhibitor of the mTOR pathway and therefore has the potential to be effective against cancer stem cells. Novogen is now aligning its research priorities for NV-128, and other related pipeline compounds, to look specifically at their activity in cancer stem cells. This presents a unique opportunity to develop NV-128, and other potential derivatives, not only for use as a therapeutic agent in established cancers, but also to target the stem cells which lead to cancer recurrence.

Wound Healing

GLYC-101

The Company announced in October 2008 that its subsidiary company Glycotex, Inc had enrolled its first patient into its Phase IIb human clinical trial in the US which is designed to investigate the safety and clinical outcomes of topically applied GLYC-101 compared to placebo in subjects undergoing carbon dioxide laser skin resurfacing.

GLYC-101 is intended to stimulate and modulate the natural cascade of wound healing activities in several cell populations. The product candidate is a topical gel formulation to be applied directly on the wound surface. The strategic priorities for GLYC-101 include wound healing following laser ablation, burn wounds, surgical wounds, venous ulcers and diabetic ulcers.

Dividends Paid or Recommended

The Directors of Novogen Limited do not recommend the payment of a dividend. No dividends were declared or paid during the six months ended 31 December, 2008.

Novogen Limited
Directors’ Report
31 December, 2008

Auditor's Independence Declaration

A copy of the Auditor's independence declaration as required under section 307C of the Corporations Act 2001 is included following the Directors' Report.

Rounding

The amounts and figures shown in this report have been rounded to the nearest thousand dollars (where rounding is applicable) under the option available to the Company under ASIC Class Order 98/0100. The Company is an entity to which the Class Order applies.

Signed in accordance with a resolution of the directors on behalf of the board.

/s/ C Naughton

C Naughton
Managing Director
Sydney, 26 February, 2009

Novogen Limited
Auditor’s Independence Declaration
31 December, 2008

DECLARATION OF INDEPENDENCE BY SIMON COULTON
TO THE DIRECTORS OF NOVOGEN LIMITED

As lead auditor for the review of Novogen Limited for the half-year ended 31 December 2008, I declare that to the best of my knowledge and belief, there have been:

•	no contraventions of the auditor independence requirements of the Corporations Act 2001 in relation to the review; and
•	no contraventions of any applicable code of professional conduct in relation to the review.

This declaration is in respect of Novogen Limited and the entities it controlled during the period.

/s/ Simon Coulton

Simon Coulton

Director

/s/ BDO Kendalls

BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd

Sydney, February 26, 2009

Novogen Limited
Condensed Income Statement
For the half-year ended 31 December, 2008

	Notes	Consolidated
		2008	2007
		$'000	$'000
Revenue	2	6,375	6,829
Other Income	2	-	1,626
Expenses	2	(17,019)	(20,179)
Finance costs		-	(11)

Loss before income tax		(10,644)	(11,735)

Income tax expense		(1)	(3)

Loss after tax from continuing operations		(10,645)	(11,738)

Loss for the period		(10,645)	(11,738)

Loss attributable to minority interest		1,685	2,124

Loss attributable to members of Novogen Limted		(8,960)	(9,614)

Basic and diluted earnings/(loss) per share (cents)		(8.8)	(9.9)

The above condensed income statement should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Balance Sheet
31 December, 2008

	Consolidated
	December	June
	2008	2008
	$'000	$'000
CURRENT ASSETS
Cash and cash equivalents	44,043	35,386
Trade and other receivables	5,456	4,969
Inventories	2,485	1,929
Other current assets	396	542
Total Current Assets	52,380	42,826

NON-CURRENT ASSETS
Property, plant and equipment	477	575
Total Non-Current Assets	477	575

TOTAL ASSETS	52,857	43,401

CURRENT LIABILITIES
Trade and other payables	7,222	6,671
Provisions	792	708
Total Current Liabilities	8,014	7,379

NON-CURRENT LIABILITIES
Provisions	387	385
Total Non-Current Liabilities	387	385

TOTAL LIABILITIES	8,401	7,764
NET ASSETS	44,456	35,637

EQUITY

Contributed equity	205,985	200,432
Reserves	(225)	(7,491)
Accumulated losses	(170,480)	(162,251)
Parent interest	35,280	30,690

Minority interest	9,176	4,947

TOTAL EQUITY	44,456	35,637

The above condensed balance sheet should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Statement of Changes in Equity
For the half-year ended 31 December, 2008

Consolidated	Contributed Equity	Accumulated losses	Reserves	Total	Minority interest	Total equity
	$'000	$'000	$'000	$'000	$'000	$'000

At 1 July 2007	191,876	(146,147)	(5,155)	40,574	4,052	44,626
Exchange differences on translation of foreign operations			(1,344)	(1,344)	(517)	(1,861)
Share-based payments		456		456	285	741
Net income recognised directly in equity	-	456	(1,344)	(888)	(232)	(1,120)
Issue of share capital by subsidiary	17,834			17,834		17,834
less minority interest	(5,013)			(5,013)	5,013	-
Loss for the period		(9,614)		(9,614)	(2,124)	(11,738)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(4,554)	3,291	392	(871)	871	-
At 31 December 2007	200,143	(152,014)	(6,107)	42,022	7,580	49,602

At 1 July 2008	200,432	(162,251)	(7,491)	30,690	4,947	35,637
Exchange differences on translation of foreign operations			7,211	7,211	2,886	10,097
Share-based payments		363		363	39	402
Net income recognised directly in equity	-	363	7,211	7,574	2,925	10,499
Issue of share capital (4,531,633 shares)	5,527			5,527		5,527
Issue of share capital by subsidiary	3,438			3,438		3,438
less minority interest	(2,909)			(2,909)	2,909	-
Loss for the period		(8,960)		(8,960)	(1,685)	(10,645)
Share of opening equity transferred to minority interest due to issuance of shares by subsidiary	(503)	368	55	(80)	80	-
At 31 December 2008	205,985	(170,480)	(225)	35,280	9,176	44,456

The above condensed statement of changes in equity should be read in conjunction with the accompanying notes.

Novogen Limited
Condensed Cash Flow Statement
For the half-year ended 31 December, 2008

	Consolidated
	2008	2007
	$'000	$'000

Cash flows from operating activities
Net (loss) before tax	(10,644)	(11,735)
Income tax paid	(1)	(3)

Adjustments to reconcile net (loss) to net cash used in operating activities:
Depreciation and amortisation	149	188
Net (gain)/loss on disposal of property, plant and equipment	2	(1,626)
Share-based payments	402	208
Net (gain)/loss on exchange rate changes	(923)	124

Changes in operating assets and liabilities:
(increase)/decrease in trade receivables	284	806
(increase)/decrease in other receivables	(771)	700
(increase)/decrease in inventories	(556)	1,234
(increase)/decrease in prepayments	146	160
increase/(decrease) in trade and other payables	551	878
increase/(decrease) in provisions	86	61

Net cash flows used in operating activities	(11,275)	(9,005)

Cash flows from investing activities
Acquisition of property, plant and equipment	(57)	(59)
Proceeds from sale of plant and equipment	1	3,831

Net cash flows from/(used in) investing activities	(56)	3,772

Financing Activities
Proceeds from the issue of ordinary shares	5,527	-
Proceeds from the issue of shares by subsidiary	3,438	18,366

Net cash provided by/(used in) financing activities	8,965	18,366

Net increase/(decrease) in cash and cash equivalents	(2,366)	13,133
Cash and cash equivalents at beginning of period	34,386	38,511
Effect of exchange rates on cash holdings in foreign currencies	11,023	(1,984)

Cash and cash equivalents at end of period *	43,043	49,660
* Note: an additional $1,000,000 is held as secured cash and is not included in cash and cash equivalents in this cash flow statement.

The above condensed cash flow statement should be read in conjunction with the accompanying notes.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2008

Note 1. Basis of preparation of the half-year financial report

The half-year consolidated financial statements are a general purpose financial report prepared in accordance with the requirements of the Corporations Act 2001, Australian Accounting Standard AASB 134: Interim Financial Reporting, and other authoritative pronouncements of the Australian Accounting Standards Board. The financial report has also been prepared on a historical cost basis with all amounts presented in Australian dollars, unless otherwise stated.

It is recommended that this financial report be read in conjunction with the annual financial report for the year ended 30 June, 2008 and any public announcements made by Novogen Limited and its controlled entities during the half-year in accordance with the continuous disclosure requirements arising under the Corporations Act 2001. The half-year financial report does not include full disclosures of the type normally included within the annual financial report.

Statement of compliance

The financial report complies with Australian Accounting Standards, being Australian equivalents to International Financial Reporting Standards (AIFRS). Compliance with AIFRS ensures that the financial report, comprising the financial statements and notes thereto, complies with International Financial Reporting Standards (IFRS).

Reporting Basis and Conventions

The accounting policies and methods of computation followed in this interim financial report are consistent with those applied in the annual report for the year ended 30 June, 2008.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2008

 Note 2. Revenue and expenses

	Consolidated
	2008	2007
	$'000	$'000
Revenue

Revenue from the sale of goods	4,436	4,450

Bank Interest	616	1,032
Royalties	1,323	1,164
Licence fees	-	28
Other revenue	-	155
	1,939	2,379

Total revenue	6,375	6,829

Other Income

Net gain on disposal of assets held for sale	-	1,626
	-	1,626

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2008

	Consolidated
	2008	2007
	$'000	$'000
Expenses
Cost of goods sold	(1,337)	(2,050)
Shipping and handling expenses	(156)	(139)
Selling and promotion expenses	(3,982)	(3,276)
Research & development expenses	(8,081)	(9,879)
Administration expenses
Administration - Net currency gains/(losses)	923	(124)
Administration - other expenses	(4,361)	(4,081)
Other expenses*	(25)	(630)

	(17,019)	(20,179)

Borrowing costs	-	(11)

Expenses included in the numbers above, specifically disclosed:
Depreciation of non-current assets
Plant and equipment	(138)	(177)
Leasehold improvements	(11)	(11)

Total depreciation and amortisation expenses	(149)	(188)

Expense of share-based payments	(402)	(208)

*2007 includes expenses related to reassessment of expected grant income of $915,000 and reversal of inventory impairment provision of $285,000.

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2008

Note 3. Contingent assets and liabilities

Since the last annual reporting date, there has been no other material changes in any contingent assets or contingent liabilities.

Note 4. Segment information

Segment Accounting Policies
The Group generally accounts for inter-company sales and transfers as if the sales or transfers were to third parties at current market prices. Revenues are attributed to geographic areas based on the location of the assets producing the revenues.

Primary Segment

Geographical Segments	Australia/NZ		North America		Europe		Elimination		Consolidated (continuing operations)
	2008	2007	2008	2007	2008	2007	2008	2007	2008	2007
	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000	$'000
Revenue
Sales to customers outside the consolidated entity	2,621	2,354	1,038	900	777	1,196	-	-	4,436	4,450
Other revenues from customers outside the consolidated entity	1,348	1,344	-	3	14	-	(39)	-	1,323	1,347
Intersegment Revenues	782	550	-	-	-	-	(782)	(550)	-	-

Total segment revenue	4,751	4,248	1,038	903	791	1,196	(821)	(550)	5,759	5,797

Unallocated revenue									616	1,032

Total Consolidated Revenue									6,375	6,829

Results
Segment result	(10,003)	(7,502)	(15,286)	(1,219)	(970)	(487)	15,615	(2,516)	(10,644)	(11,724)

Unallocated expenses									-	(11)

Consolidated entity loss before income tax									(10,644)	(11,735)

Income tax expense									(1)	(3)

Net loss									(10,645)	(11,738)

Novogen Limited
Notes to the Half-Year Financial Statements
31 December, 2008

Note 5. Net tangible assets per share

	Consolidated
	2008	2007

Net tangible asset backing per share	$0.44	$0.51

Note 6. Events after balance sheet date

Novogen has undertaken a review of its development programs in order to reduce costs so that existing cash reserves are devoted to maintaining the significant potential of the oncology program.

In February 2009, Novogen announced that it had reduced world wide staff numbers from 62 to 51. The one-off costs associated with this restructure including severance, redundancy and outplacement amounted to $423,000.

There have been no other significant events occurring after balance date which have had a material impact on the business.

Novogen Limited
Directors’ Declaration
31 December, 2008

Financial report for the half-year ended 31 December, 2008

The Directors declare that the financial statements and notes as set out on pages 9 to 17 are in accordance with the Corporations Act 2001; and

(a) comply with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001; and

(b) give a true and fair view of the consolidated entity's financial position as at 31 December, 2008 and of its performance, as represented by the results of its operations and cash flows, for the half-year ended on that date.

In the Directors' opinion:

(a) the financial statements and notes are in accordance with the Corporations Act 2001; and

(b) there are reasonable grounds to believe that the Company will be able to pay its debts as and when they become due and payable.

This declaration is made in accordance with a resolution of Directors.

On behalf of the board

/s/ C Naughton

C Naughton
Managing Director
Sydney, 26 February, 2009

Novogen Limited
Independent Review Report
31 December, 2008

INDEPENDENT AUDITOR’S REVIEW REPORT TO THE

MEMBERS OF NOVOGEN LIMITED

Report on the Half-Year Financial Report

We have reviewed the accompanying half-year financial report of Novogen  Limited, which comprises the condensed balance sheet as at 31 December 2008, and the condensed income statement, condensed statement of changes in equity and condensed cash flow statement for the half-year ended on that date, a statement of accounting policies, other selected explanatory notes and the directors’ declaration of the consolidated entity comprising the disclosing entity and the entities it controlled at the half-year end or from time to time during the half-year in order for the disclosing entity to lodge the half-year financial report with the Australian Securities and Investments Commission.

Directors’ Responsibility for the Half-Year Financial Report

The directors of the disclosing entity are responsible for the preparation and fair presentation of the half-year financial report in accordance with Australian Accounting Standards (including the Australian Accounting Interpretations) and the Corporations Act 2001. This responsibility includes establishing and maintaining internal control relevant to the preparation and fair presentation of the half-year financial report that is free from material misstatement, whether due to fraud or error; selecting and applying appropriate accounting policies; and making accounting estimates that are reasonable in the circumstances.

Novogen Limited
Independent Review Report
31 December, 2008

Auditor’s Responsibility

Our responsibility is to express a conclusion on the half-year financial report based on our review. We conducted our review in accordance with Auditing Standard on Review Engagements ASRE 2410 Review of Interim and Other Financial Reports Performed by the Independent Auditor of the Entity, in order to state whether, on the basis of the procedures described, we have become aware of any matter that makes us believe that the financial report is not in accordance with the Corporations Act 2001 including: giving a true and fair view of the disclosing entity’s financial position as at 31 December 2008 and its performance for the half-year ended on that date; and complying with Accounting Standard AASB 134 Interim Financial Reporting and the Corporations Regulations 2001. As the auditor of Novogen Limited, ASRE 2410 requires that we comply with the ethical requirements relevant to the audit of the annual financial report.

A review of a half-year financial report consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Australian Auditing Standards and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Independence

In conducting our review, we have complied with the independence requirements of the Corporations Act 2001. We confirm that the independence declaration required by the Corporations Act 2001 would be in the same terms if it had been given to the directors at the time that this auditor’s review report was made.

Novogen Limited
Independent Review Report
31 December, 2008

Conclusion

Based on our review, which is not an audit, we have not become aware of any matter that makes us believe that the half-year financial report of Novogen Limited is not in accordance with the Corporations Act 2001 including:
(a) giving a true and fair view of the consolidated entity’s financial position as at 31 December 2008 and of its performance for the half-year ended on that date; and

(b) complying with Accounting Standard AASB 134 Interim Financial Reporting and Corporations Regulations 2001.

/s/ BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd

BDO Kendalls Audit & Assurance (NSW-VIC) Pty Ltd

/s/ Simon Coulton

Simon Coulton
Director

Sydney, February 26, 2009